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Wa[illegible]

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-00484

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Wayne Hummer Investments LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, 28th Floor
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Paulus (312) 431-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive	Chicago	IL	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Thomas M. Paulus, affirm that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wayne Hummer Investments LLC, (the company) as of December 31, 2009, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.



Thomas M. Paulus
Chief Financial Officer


OFFICIAL SEAL
MICHAEL V BUDZINSKI
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:06/20/11



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Statement Regarding Rule15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report (separately bound as per Rule 17a-5(e)(4)).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2009

Contents

Report of Independent Registered Public Accounting Firm

The Operating Committee and Sole Member
Wayne Hummer Investments LLC

We have audited the accompanying statement of financial condition of Wayne Hummer Investments LLC (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial condition of Wayne Hummer Investments LLC at December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Ernst + Young LLP

Chicago, Illinois
February 26, 2010

Wayne Hummer Investments LLC

Statement of Financial Condition

December 31, 2009

Assets	
Cash	$ 453,562
Deposits with clearing organizations and clearing broker	135,451
Receivables from:	
Clearing broker	22,435,341
Affiliates	3,170,573
Securities owned, pledged	5,629,564
Non-qualified deferred compensation plan – plan assets	2,827,240
Fixed assets, at cost (net of accumulated depreciation and amortization of $2,867,477)	3,381,165
Goodwill	7,960,483
Other assets	495,152
Total assets	$ 46,488,531
Liabilities and member's equity	
Liabilities:	
Short-term borrowings	$ 14,300,000
Deferred tax liability	434,017
Non-qualified deferred compensation plan – plan liabilities	2,037,945
Accrued compensation and benefits	2,089,901
Deferred rent	3,207,973
Accounts payable, accrued expenses, and other liabilities	1,347,216
Payable to affiliate	19,789
Total liabilities	23,436,841
Member's equity	23,051,690
Total liabilities and member's equity	$ 46,488,531

See notes to statement of financial condition.

Wayne Hummer Investments LLC

Notes to Statement of Financial Condition

December 31, 2009

1. Organization

Wayne Hummer Investments LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (the SEC) under the Securities Exchange Act of 1934 (the Act) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company, a financial services firm headquartered in Chicago, Illinois, is a wholly owned subsidiary of North Shore Community Bank & Trust Company (NSCB), an Illinois-chartered state bank that is also a member of the Federal Reserve. NSCB is a wholly owned subsidiary of Wintrust Financial Corporation (Wintrust or the Parent).

The Company clears its securities transactions on a fully disclosed basis through First Clearing, LLC, a subsidiary of Wells Fargo Advisors.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and accompanying notes. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results may differ from those estimates.

Financial Instruments

Financial instruments are recorded at fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The Company's valuation policy is to use quoted market or dealer prices from independent sources where they are available and reliable. If quoted or dealer prices are not available, fair values are estimated on the basis of dealer quotes or quoted prices for instruments with similar characteristics.

Other financial instruments are recorded by the Company at contract amounts and include receivables from clearing brokers and others. Financial instruments carried at contract amounts, which approximate fair value, either have short-term maturities (one year or less), are repriced frequently, or bear market interest rates, and accordingly, are carried at amounts approximating fair value.

2. Summary of Significant Accounting Policies (continued)

Fixed Assets

Fixed assets include furniture and equipment, which are depreciated using the straight-line method over the useful lives of the assets, and leasehold improvements, which are amortized using the straight-line method over the shorter of the lease term or useful life.

Goodwill

FASB ASC 350, *Intangibles – Goodwill and Other* (formerly known as SFAS No. 142), addresses the accounting for goodwill and intangible assets subsequent to their acquisition. Goodwill represents the excess of the cost of an acquisition over the fair value of net assets acquired using the purchase method of accounting. The recoverability of goodwill is evaluated for impairment annually, at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the goodwill based on market prices for similar assets, where available, and the present value of the estimated future cash flows associated with the goodwill.

Income Taxes

The Company is a member of a consolidated group for federal and state income tax purposes.

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using currently enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized as an income tax benefit or income tax expense in the period that includes the enactment date.

2. Summary of Significant Accounting Policies (continued)

Positions taken in the Company's tax returns may be subject to challenge by the taxing authorities upon examination. In accordance with FASB ASC 740 (formerly known as FIN 48), *Income Taxes*, uncertain tax positions are initially recognized in the financial statements when it is more likely than not the positions will be sustained upon examination by the tax authorities. Such tax positions are both initially and subsequently measured as the largest amount of tax benefit that is greater than 50% likely to be realized upon settlement with the tax authority, assuming full knowledge of the position and all relevant facts.

Deferred Rent

Rent expense for operating leases, which may have escalating rentals over the terms of the lease, is recorded on a straight-line basis over the initial lease term. The Company's initial lease term included a period of free rent, where no rent payments were due under the terms of the lease. The difference between rent expense and rent paid is recorded as deferred rent. Construction allowances received from landlords are recorded as a deferred rent credit and amortized to rent expense over the initial term of the lease.

Recently Issued Accounting Standards

On April 9, 2009, the FASB issued ASC 820-10-65-4, *Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly*. It provides additional guidance for estimating fair value in accordance with ASC 820 (formerly known as SFAS No. 157) when the volume and level of activity for the assets or liabilities have significantly decreased and on circumstances that may indicate that a transaction is not orderly. ASC 820-10-65-4 also requires greater disaggregated disclosures of fair values by fair value hierarchy and instrument type.

ASC 820-10-65-4 was effective for interim and annual reporting periods ending after June 15, 2009, and is therefore effective for the Company.

2. Summary of Significant Accounting Policies (continued)

In May 2009, FASB issued ASC 855 (formerly known as SFAS No. 165), *Subsequent Events*. This standard sets general standards for disclosure of events that occur post-balance sheet date but before the statement of financial condition are issued. ASC 855 was effective for the statement of financial condition issued for fiscal years ending after June 15, 2009, and interim periods within those fiscal years. Management has evaluated subsequent events through February 26, 2010, and has determined that there are no material events or transactions that would affect the Company's statement of financial condition or require disclosure in the Company's financial statements through this date.

In June 2009, FASB issued ASC 105 (formerly known as SFAS No. 168), *Codification*. ASC 105 identifies the sources of accounting principles and framework for principles used in the presentation of the statement of financial condition. The topic was effective for the statement of financial condition issued for fiscal years ending after September 15, 2009, and interim periods within those fiscal years. The Company's notes to the statement of financial condition have been updated to properly refer to the new codification references.

3. Receivables From Clearing Broker

Receivables from broker includes unsettled proprietary trades and amounts due for commissions earned from customer transactions. Also included in receivables from clearing broker is a deposit in the amount of $20,871,034 that is utilized by the clearing broker to finance the extension of credit to customers. The deposit is unsecured, interest bearing, and due on demand. The deposit monies are segregated by the clearing broker in accordance with the applicable SEC regulations.

4. Fair Value of Financial Instruments

In accordance with FASB ASC 820, *Fair Value Measurements and Disclosures,* the Company grouped financial assets and financial liabilities measured at fair value in three levels based on the markets in which the assets and liabilities are traded and the observability of the assumptions used to determine fair value. These levels are:

- Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities.

- Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability, or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- Level 3 – Significant unobservable inputs that reflect the Company's own assumptions that market participants would use in pricing the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

A financial instrument's categorization within the above valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the assets or liabilities. The following is a description of the valuation methodologies used for the Company's assets and liabilities measured at fair value on a recurring basis.

Securities owned, pledged – fair values for proprietary securities owned are based on quoted market prices when available or through the use of alternative approaches, such as matrix or model pricing or indicators from market makers.

4. Fair Value of Financial Instruments (continued)

The following table presents the balances of financial instruments measured at fair value on a recurring basis.

	Total	Level 1	Level 2	Level 3
Securities owned, pledged:				
Auction rate preferred securities	$ 3,779,866	$ –	$ –	$ 3,779,866
Corporate obligations	239,015	–	239,015	–
Equities	185,960	185,960	–	–
State and municipal government obligations	903,635	–	903,635	–
Mortgage-backed securities	521,088	–	521,088	–
Total securities owned, pledged	5,629,564	185,960	1,663,738	3,779,866
Non-qualified deferred compensation assets	2,827,240	–	2,827,240	–
Total	$ 8,456,804	$ 185,960	$ 4,490,978	$ 3,779,866

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others, subject to certain limitations. The underlying assets relating to the non-qualified deferred compensation plan are included in a trust and primarily consist of non-exchange traded institutional funds.

The changes in Level 3 financial instruments measured at fair value on a recurring basis during the year ended December 31, 2009, are as follows:

	Securities Owned, Pledged
Balance, January 1, 2009	$ 3,075,000
Total unrealized/realized gains (losses)	(45,134)
Purchases, issuances, and settlements, net	750,000
Balance at December 31, 2009	$ 3,779,866

4. Fair Value of Financial Instruments (continued)

The Company's Level 3 securities owned, pledged consist entirely of auction rate preferred securities (ARPS) for which the interest rates are reset through periodic short-term auctions every seven days, depending on the issue. All ARPS are current with respect to the receipt of interest payments according to the stated terms of each ARPS' indenture.

At December 31, 2009, there was insufficient observable ARPS market information available to determine the market value of the Company's investments in ARPS. Therefore, the Company has designated the ARPS as Level 3 financial assets under FASB ASC 820 and estimated the Level 3 fair values for these securities by using the income approach, incorporating assumptions that market participants would use in their estimates of fair value.

Some of these assumptions included credit quality, long-term contractual interest rates paid by the issuers in the event of auction failures, estimates of the economic life of the ARPS, including the probability of the ARPS being called or becoming liquid prior to the final maturity, and the fair market interest rates for the ARPS, including a premium to compensate for the illiquidity of the ARPS.

The Company has no reason to believe that the issuer of its ARPS or the underlying credit quality of the assets backing its ARPS investments has been impacted. As of December 31, 2009, all ARPS that have been redeemed by the issuer have been redeemed at par.

5. Fixed Assets, at Cost, Net of Accumulated Depreciation and Amortization

Fixed assets consisted of the following at December 31, 2009:

Computer equipment and hardware	$ 162,803
Furniture and fixtures	3,276,289
Leasehold improvements	2,809,550
Total	6,248,642
Less accumulated depreciation and amortization	(2,867,477)
	$ 3,381,165

6. Employee Benefit Plans and Stock-Based Compensation

Employee Benefit Plans

Wintrust sponsors a defined-contribution plan with a deferred compensation arrangement pursuant to Section 401(k) of the Internal Revenue Code. Participants are eligible to make pretax contributions to the plan and share in employer contributions. The Company has agreed to match 60% of each dollar of participant contributions up to a maximum matching contribution of $4,000 annually. Total contributions made by the Company during the year were $292,631.

Deferred Compensation

Wintrust sponsors a deferred compensation plan under which eligible employees may contribute a percentage of their compensation and defer income taxes thereon until the time of distribution. Although not required to do so, the Company has chosen to fund its obligation under this deferred compensation plan by investing contributions into a trust. The balances in this trust are subject to the claims of general creditors of the Company and totaled $2,827,240 at December 31, 2009.

7. Income Taxes

The Company is included in the consolidated federal and state income tax return filed by Wintrust. Federal and state income taxes are calculated as if the Company filed a separate tax return.

Net deferred tax liabilities as of December 31, 2009, are as follows:

Assets	$ 1,753,130
Liabilities	(2,187,147)
Net deferred tax liabilities	$ (434,017)

7. Income Taxes (continued)

Net deferred tax liabilities are composed principally of net temporary differences related to various compensation plans, premises, and equipment and goodwill.

The Company had no unrecognized tax benefits at January 1, 2009, did not have increases or decreases in unrecognized tax benefits during the year, and does not have any tax positions for which unrecognized tax benefits must be recorded at December 31, 2009. In addition, for the year ended December 31, 2009, the Company has no interest or penalties relating to income tax positions recognized in the statement of financial condition. If the Company were to record interest or penalties associated with uncertain tax positions or as the result of an audit by a tax jurisdiction, the interest or penalties would be included in income tax expense. The Company believes that it is no longer subject to U.S. federal and state income tax examinations for the years prior to 2006. The Company does not believe it is reasonably possible that unrecognized tax benefits will significantly change in the next 12 months.

8. Related-Party Transactions

The Company has a line of credit available in the amount of $30,000,000 with an affiliate that will mature on February 2, 2010. Interest on this line of credit approximates the federal funds rate and is payable monthly. At December 31, 2009, the amount outstanding was $14,300,000.

Included in receivables from affiliates are loans and interest made to financial advisors and other revenue-producing employees, typically in connection with their recruitment. These loans are forgiven based on continued employment and are amortized to compensation and benefits using the straight-line method over the terms of the loans, which generally range from three to ten years.

8. Related-Party Transactions (continued)

The following related-party transactions were included in the financial statements as of and for the year ended December 31, 2009:

Statement of financial condition	
Receivables from affiliates:	
Loans and interest to employees	$ 3,079,553
Interest receivable for IBD	91,020
Total receivable from affiliates	$ 3,170,573
Payables to affiliates:	
Due to WHTC	$ 18,710
Due to WHAMC	1,079
	$ 19,789
Short-term borrowings from affiliate	$ 14,300,000

9. Commitments, Contingencies, and Guarantees

Commitments

The Company leases certain office space and equipment under non-cancelable operating lease agreements that expire on various dates through 2018. In 2007, the Company entered into a lease agreement for its corporate headquarters.

At December 31, 2009, the aggregate future minimum annual lease commitments, exclusive of additional payments that may be required for certain increases in operating costs, were as follows:

December 31	
2010	$ 852,271
2011	877,839
2012	864,127
2013	861,446
2014	887,289
Thereafter	3,568,208
Total	$ 7,911,180

9. Commitments, Contingencies, and Guarantees (continued)

Contingencies

The Company can be subject to various legal proceedings arising in the ordinary course of its business. In the opinion of management and counsel, the outcome of any pending proceeding is not likely to have a material effect on the Company's statement of financial condition.

Guarantees

The Company applies the provisions of FASB ASC 460, *Guarantees*, which provides accounting and disclosure requirements for certain guarantees. The Company has agreed to indemnify the clearing broker for losses that it may sustain from the customer accounts introduced by the Company. At December 31, 2009, the total amount of customer balances with a margin extended by its clearing broker and subject to such indemnification was $20,079,084. In accordance with applicable margin lending practices, customer balances are typically collateralized by customer securities or supported by other types of recourse provisions. The Company's obligation under such guarantees could exceed the collateral amounts posted; however, the potential for the Company to be required to make payments under such guarantees is deemed remote.

For transactions where the Company's clearing broker extends credit to customers, the clearing broker seeks to control the risks associated with these activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company and the clearing broker monitor required margin levels daily and, pursuant to such guidelines, request customers to deposit additional collateral or reduce securities positions when necessary.

10. Net Capital Requirements

The Company is subject to the SEC *Uniform Net Capital Rule* (Rule 15c3-1) under the Securities Exchange Act of 1934. The Company has elected to use the alternative method, which requires the Company to maintain minimum net capital equal to $250,000, as defined.

At December 31, 2009, the Company had net capital of $6,191,800, which was $5,941,800 in excess of its required minimum net capital.

Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Management of Wayne Hummer Investments LLC.:

We have performed the procedures enumerated below, which were agreed to by the Management of Wayne Hummer Investments LLC (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority (FINRA), in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, noting no differences;

2. Compared the amounts derived from the SEC Form X-17A-5 (FOCUS) reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the period from April 1, 2009 through December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, and noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of Form SIPC-7T for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Chicago, Illinois
February 26, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T

(29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

000484 FINRA DEC
WAYNE HUMMER INVESTMENTS LLC 8*8
222 S RIVERSIDE PLZ STE 2800
CHICAGO IL 60606-6201

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 49,752

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (14,932)

7-28-09
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 34,820

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 34,820

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 34,820

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Wayne Hummer Investments LLC
(Name of Corporation, Partnership or other organization)


(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 24th day of February, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec. 31, 20 09
Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 22,621,033
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	958,590
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	695,416
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	576,126
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	332,267
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 59,706	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 157,683	
Enter the greater of line (i) or (ii)	157,683
Total deductions	2,720,081
2d. SIPC Net Operating Revenues	$ 19,900,952
2e. General Assessment @ .0025	$ 49,752

(to page 1 but not less than $150 minimum)

Ernst & Young LLP

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STATEMENT OF FINANCIAL CONDITION

Wayne Hummer Investments LLC
December 31, 2009
With Report of Independent Registered Public
Accounting Firm

Ernst & Young LLP


ERNST & YOUNG